Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces A.M. Best rating for Lincoln General Insurance
     Company

     TORONTO, Sept. 8 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS, "Kingsway", or "the Company") today announced that A.M. Best has downgraded the financial strength rating of its Lincoln General Insurance
Company ("LGIC", or "Lincoln General") subsidiary to 'D' (Poor) and the issuer credit rating to "c" with a negative outlook.
     "We anticipated A.M. Best's decision on LGIC as a result of the voluntary run-off status of that business," said Colin Simpson, President & CEO of the
Company. "We have every confidence in the experienced executives we have put in place to actively manage the business plan and the expense reductions that will maintain Lincoln General's solvency."
     Mr. Simpson also stated, "It's important to note that LGIC has been rated independently of our other operating companies. We believe we have minimized the impact of this rating on our other subsidiaries, and we continue to work closely with A.M. Best."

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:17e 08-SEP-09